2828 N. Harwood Street

Suite 1800

Dallas, TX 75201-2139

214-922-3400

Fax: 214-922-3835

www.alston.com

February 8, 2012

VIA EDGAR AND OVERNIGHT UPS DELIVERY

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Post-Effective Amendment No. 9 to Registration Statement on Form S-11 File No. 333-154975

Dear Ms. Barros:

This letter sets forth the response of our client, TNP Strategic Retail Trust, Inc. (“Issuer”), to the correspondence from the Staff of the U.S. Securities and Exchange Commission (“SEC”), dated January 27, 2012, which provided comments to the Issuer’s Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (“Amendment No. 9”), which was filed with the SEC on January 19, 2012. For your convenience, we have set forth below your comments followed by the relevant responses thereto.

TNP Strategic Retail Trust Inc. Supplement No. 17…page 1

The Determination by Our Board of Directors of our Estimated Value Per Share, page 2

1. Comment: We note your disclosure that your estimated value per share is $10.08. Please expand your disclosure in this section to include the following supporting information:

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the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

Atlanta Charlotte Dallas Los Angeles New York Research Triangle Silicon Valley Ventura County Washington, D.C.

Ms. Sonia Barros

February 8, 2012

•

a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•

the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•	the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

•	a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Response: The Issuer acknowledges the Staff’s comment and will revise the disclosure as requested in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 9. The proposed revised disclosure is set forth below, marked to show the changes to the current disclosure.

The Determination by Our Board of Directors of Our Estimated Value Per Share

Our board of directors has determined an estimated value per share of our common stock of $10.08 as of September 30, 2011. We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us. This is the first determination by our board of directors of an estimated value per share of our common stock. We currently anticipate that an estimated value per share will be calculated quarterly through June 2012 and we anticipate disclosing an updated estimated value per share in March, 2012. However, our board of directors may determine to update such estimate more frequently.

The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor and after reviewing appraisal reports of our properties prepared by third parties at or around September 30, 2011. The estimated per share valuation is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of outstanding (x) shares of our common stock plus (y) the limited partnership units of our operating partnership issued to third party sellers in connection with our acquisition of the Pinehurst Square East property, or the Pinehurst units, all as of September 30, 2011. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values are expected to change in the future.

In determining an estimated value of a share of our common stock, our board of directors relied upon information provided by our advisor as well as our board of directors’ experience with, and knowledge about, our real estate portfolio and debt obligations. Our board of directors also reviewed (1) an appraisal by an independent third party appraiser, which we refer to as the “appraiser,” on a multitenant retail center known as Constitution Trail that secured three mortgage notes held by us at September 30, 2011, (2) an appraisal by a real estate consulting firm, which we refer to as the “real estate consultant,” on all eight retail properties owned by us as of September 30, 2011 and (3) a separate report prepared by our advisor providing our estimated per share value, or the valuation report. The appraiser and the real estate consultant each have MAI designations and have extensive experience in conducting appraisals on retail properties.

The appraiser and real estate consultant retained by our affiliates on our behalf do not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our directors or officers are a party. We and our affiliates retain each of the appraiser and real estate consultant from time to time to prepare appraisals on properties owned by us and our affiliates as well as provide other brokerage and consulting services to us and our affiliates. We believe there are no material conflicts of interest between either the appraiser or real estate consultant, on the one hand, and us, our advisor and our directors or officers, on the other.

Methodology

The following is a summary of the valuation methodologies used for each type of asset:

        Real Estate Investments. For purposes of calculating our estimated value per share, the real estate consultant conferred with our advisor and prepared a report containing appraisals of each of our real properties. To assist the real estate consultant in preparing the appraisal, our advisor provided certain necessary information to the real estate consultant, including, without limitation, comparable sales transactions, rent rolls, the costs of operating the properties and assumptions related to lease commissions, tenant improvement costs and market rental rates for the properties, all of which were reviewed and modified, as appropriate, by the real estate consultant in preparing the appraisal. The real estate consultant determined that the market value of the leased fee interests in our portfolio of properties as of September 30, 2011 was $104,400,000. The purchase price for the same properties (as adjusted for related capital expenditures) was approximately $97,211,000. In determining the market value of our portfolio, the real estate consultant estimated the value of the leased fee interests in our property portfolio based on both the sales comparison and income approaches. In applying the sales comparison approach, the real estate consultant utilized indices of value derived from actual or proposed sales of comparable properties. In using the income approach, the real estate consultant used future streams of income expected by each property and discounted them at an appropriate rate to convert the streams into a present value (the discounted cash flow analysis). In determining the market value of our aggregate property portfolio, the real estate consultant relied on the values it obtained under the income approach, utilizing a discounted cash flow analysis and the sales comparison approach. Our board of directors reviewed the report of the real estate consultant and determined that the valuation of our property portfolio was consistent with the valuation provided by the real estate consultant.

At September 30, 2011, we also owned three mortgage notes that were secured by Constitution Trail. We acquired the mortgage notes from a distressed seller for a purchase price of $18,000,000, a substantial discount from the $42,467,593 face value of the notes. At September 30, 2011, the borrower under the mortgage notes was in default and had filed for bankruptcy. The appraiser conducted an appraisal of Constitution Trail and valued the property at $29,000,000. The appraisal was based upon the sales comparison approach (discussed above) and the income capitalization approach. The income capitalization approach determines the value of a property based on the anticipated economic benefits by converting anticipated net income into value based on the direct capitalization method and the yield capitalization method. In determining the value of Constitution Trail, the appraiser gave more weight to the income capitalization approach.

In preparing the valuation report, our advisor reviewed the appraisal by the appraiser and the appraisal by the real estate consultant and determined that the value of the investments in real estate assets and investments at September 30, 2011 was $133,400,000. The valuation report included the $29,000,000 appraised value of Constitution Trail due to the fact that at September 30, 2011, we were finalizing a consent foreclosure with the borrower. We acquired Constitution Trail on October 21, 2011 pursuant to a consent foreclosure.

Notes Payable. The valuation report prepared by our advisor contained a valuation of our notes payable using a discounted cash flow analysis. Cash flows were based on the remaining loan terms and on our advisor’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.

Other Assets and Liabilities. The values reflected on our balance sheet dated September 30, 2011, of a majority of our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, were considered to be equal to fair value due to their short maturities. Certain balances, including interest receivable on real estate-related assets and acquired above/below market leases, have been eliminated for the purpose of estimating the per share value due to the fact that the value of those assets and liabilities were already considered in the valuation of the respective investments.

The estimated value per share was based upon 4,878,562 shares of equity interests outstanding as of September 30, 2011, which is comprised of 4,591,090 outstanding shares of common stock and 287,472 outstanding Pinehurst units.

The estimated per share value does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

Allocation of Estimated Value

As of September 30, 2011, our estimated per share value was calculated as follows:

Real estate properties (including Constitution Trail)	$27.34(1)
Mortgage debt	$(7.93)
Line of credit	$(9.22)
Other	$(0.11)
Estimated value per share	$10.08

(1) The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate assets:

Exit capitalization rate	9.18%
Discount rate	10.51%
Annual market rent growth rate (a)	3.0%
Average holding period	10 years

(a)	Rates reflect estimated compounded annual growth rates (CAGRs) for market rents over the holding period. The range of CAGRs shown is the constant annual rate at which the market rent is projected to grow to reach the market rent in the final year of the hold period for each of the properties.

While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of value of our real estate assets. For example, assuming all other factors remain unchanged, an increase in the weighted average discount rate of 25 basis points would yield a decrease in the value of our real estate assets of 1.7%, while a decrease in the weighted average discount rate of 25 basis points would yield an increase in the value of our real estate assets of 1.4%. Likewise, an increase in the weighted average exit capitalization rate of 25 basis points would yield a decrease in the value of our real estate assets of 1.3%, while a decrease in the weighted average exit capitalization rate of 25 basis points would yield an increase in the value of our real estate assets of 1.1%.

Limitations of the Estimated Value per Share

As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares;

•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•

the methodologies used to estimate the value per share would be acceptable to the Financial Industry Regulatory Authority, Inc. or under the Employee Retirement Income Security Act with respect to their respective requirements.

Further, the estimated value per share was calculated as of a moment in time, and, although the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate assets since September 30, 2011), developments related to individual assets and changes in the real estate and capital markets, we have only undertaken to update the estimated value per share quarterly through June 2012. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the then-current value of our shares of common stock in making an investment decision. For the reasons set forth above and due to the fact that we are still conducting our continuous public offering of common stock and remain in our acquisition phase, our board of directors has determined that it is not appropriate to revise the price at which shares are offered in our continuous public offering or under our distribution reinvestment plan at this time. In addition, we have not changed the price of redemptions under our share redemption plan at this time.

2. Comment: Please tell us what consideration you have given to identifying a third party for your estimated value per share and filing its consent as it relates to estimated value per share as an exhibit to the Registration Statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Response: The Issuer respectfully submits that the Securities Act provisions and the rules promulgated thereunder do not require the consent of its third party appraisers to be filed as an exhibit.

Section 7(a) of the Securities Act requires the Issuer to include as an exhibit to the Registration Statement the written consent of “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him” and who “is named as having prepared or certified any part of the registration statement” or “is named as having prepared or certified a report for valuation for use in connection with the registration statement.” Similarly, Rule 436 requires the filing of a consent of an expert or counsel if such expert or counsel “is quoted or summarized as such in the registration statement or prospectus.”

The disclosure (as revised above) clarifies that the Issuer’s board of directors reviewed the appraisals prepared by the third party consultants and used such information with other information provided by the Issuer’s external advisor in determining the Issuer’s estimated value per share. The disclosure further clarifies that the Issuer’s board of directors is responsible for determining the estimated value per share and that the third party reports were merely one input among several that the Issuer’s board of directors considered in determining the value of the real property portion of its portfolio. Further, the disclosure does not quote or summarize the third party appraisers, other than providing additional disclosure related to the methodology in determining the estimated value per share as requested in comment 1 above. As a result, the disclosure does not require a consent pursuant to Section 7(a) of the Securities Act and Rule 436 and is consistent with the Staff’s position expressed in Question 233.02 of the Staff’s compliance and disclosure interpretations.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Ms. Stacie Gorman, Securities and Exchange Commission Mr. Anthony W. Thompson, Thompson National Properties, LLC Ms. Rosemarie A. Thurston, Alston & Bird LLP